UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Ardelyx, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

039697107

(CUSIP Number)

Louis S. Citron, Esq.

New Enterprise Associates

1954 Greenspring Drive, Suite 600, Timonium, MD 21093

(410) 842-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039697107	13D	Page 2 of 29 Pages

1	NAMES OF REPORTING PERSONS. New Enterprise Associates 12, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 039697107	13D	Page 3 of 29 Pages

1	NAMES OF REPORTING PERSONS. New Enterprise Associates 15, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 039697107	13D	Page 4 of 29 Pages

1	NAMES OF REPORTING PERSONS. NEA 15 Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 039697107	13D	Page 5 of 29 Pages

1	NAMES OF REPORTING PERSONS. NEA Partners 12, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 039697107	13D	Page 6 of 29 Pages

1	NAMES OF REPORTING PERSONS. NEA Partners 15, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 039697107	13D	Page 7 of 29 Pages

1	NAMES OF REPORTING PERSONS. NEA Partners 15-OF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 039697107	13D	Page 8 of 29 Pages

1	NAMES OF REPORTING PERSONS. NEA 12 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 039697107	13D	Page 9 of 29 Pages

1	NAMES OF REPORTING PERSONS. NEA 15 GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,633,582 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 039697107	13D	Page 10 of 29 Pages

1	NAMES OF REPORTING PERSONS. Forest Baskett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,900 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 22,900 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,656,482 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 11 of 29 Pages

1	NAMES OF REPORTING PERSONS. Anthony A. Florence, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,547,181 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,547,181 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,181 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 12 of 29 Pages

1	NAMES OF REPORTING PERSONS. Patrick J. Kerins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,324 shares
	8	SHARED VOTING POWER 8,086,401 shares
	9	SOLE DISPOSITIVE POWER 11,324 shares
	10	SHARED DISPOSITIVE POWER 8,086,401 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,097,725 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 13 of 29 Pages

1	NAMES OF REPORTING PERSONS. Mohamad H. Makhzoumi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,209 shares
	8	SHARED VOTING POWER 5,547,181 shares
	9	SOLE DISPOSITIVE POWER 1,209 shares
	10	SHARED DISPOSITIVE POWER 5,547,181 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,548,390 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 14 of 29 Pages

1	NAMES OF REPORTING PERSONS. Joshua Makower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340 shares
	8	SHARED VOTING POWER 5,547,181 shares
	9	SOLE DISPOSITIVE POWER 340 shares
	10	SHARED DISPOSITIVE POWER 5,547,181 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,547,521 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 15 of 29 Pages

1	NAMES OF REPORTING PERSONS. Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,352 shares
	8	SHARED VOTING POWER 13,633,582 shares
	9	SOLE DISPOSITIVE POWER 14,352 shares
	10	SHARED DISPOSITIVE POWER 13,633,582 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,647,934 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 16 of 29 Pages

1	NAMES OF REPORTING PERSONS. Peter W. Sonsini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,858 shares
	8	SHARED VOTING POWER 5,547,181 shares
	9	SOLE DISPOSITIVE POWER 3,858 shares
	10	SHARED DISPOSITIVE POWER 5,547,181 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,551,039 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 039697107	13D	Page 17 of 29 Pages

Schedule 13D

Item 1. Security and Issuer.

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D amends and restates the statement on Schedule 13D originally filed on July 1, 2014, Amendment No. 1 thereto filed on December 18, 2014, Amendment No. 2 thereto filed on June 15, 2015, Amendment No. 3 thereto filed on January 21, 2016, Amendment No. 4 thereto filed on July 28, 2016 and Amendment No. 5 thereto filed on June 5, 2018 relating to the common stock, $.0001 par value (the “Common Stock”) of Ardelyx, Inc. (the “Issuer”) having its principal executive office at 34175 Ardenwood Blvd., Suite 200, Fremont, CA 94555.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 thereto).

Item 2. Identity and Background.

This statement is being filed by:

(a) New Enterprise Associates 12, Limited Partnership (“NEA 12”), New Enterprise Associates 15, L.P. (“NEA 15”) and NEA 15 Opportunity Fund, L.P. (“NEA 15-OF” and, collectively with NEA 12 and NEA 15, the “Funds”);

(b) NEA Partners 12, Limited Partnership (“NEA Partners 12”), which is the sole general partner of NEA 12; NEA Partners 15, L.P. (“NEA Partners 15”), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. (“NEA Partners 15-OF” and, collectively with NEA Partners 12 and NEA Partners 15, the “GPLPs”), which is the sole general partner of NEA 15-OF; NEA 12 GP, LLC (“NEA 12 LLC”), which is the sole general partner of NEA Partners 12; NEA 15 GP, LLC (“NEA 15 LLC” and, collectively with the GPLPs and NEA 12 LLC, the “Control Entities”), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; and

(c) Forest Baskett (“Baskett”), Anthony A. Florence, Jr. (“Florence”), Patrick J. Kerins (“Kerins”), Mohamad H. Makhzoumi (“Makhzoumi”), Joshua Makower (“Makower”), Scott D. Sandell (“Sandell”) and Peter W. Sonsini (“Sonsini”) (together, the “Managers”) and M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), David M. Mott (“Mott”), Jon M. Sakoda (“Sakoda”) and Ravi Viswanathan (“Viswanathan”).

Baskett and Sandell (the “Dual Managers”) are managers of NEA 12 LLC and NEA 15 LLC. Kerins is a manager of NEA 12 LLC. Florence, Makhzoumi, Makower and Sonsini are managers of NEA 15 LLC.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal business office of the Funds and each Control Entity is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Kerins is New Enterprise Associates, 5425 Wisconsin Avenue, Suite 800, Chevy Chase, MD 20815. The address of the principal business office of Baskett, Makhzoumi, Makower, Sandell and Sonsini is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10001.

The principal business of the Funds is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 12 is to act as the sole general partner of NEA 12. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA Partners 15-OF is to act as the sole general partner of NEA 15-OF. The principal business of NEA 12 LLC is to act as the sole general

CUSIP No. 039697107	13D	Page 18 of 29 Pages

partner of NEA Partners 12. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15 and NEA Partners 15-OF. The principal business of each of the Dual Managers is to manage the Control Entities, the Funds and a number of affiliated partnerships with similar businesses. The principal business of Kerins is to manage NEA 12 LLC, NEA Partners 12, NEA 12 and a number of affiliated partnerships with similar businesses. The principal business of each of Florence, Makhzoumi, Makower and Sonsini is to manage NEA 15 LLC, NEA Partners 15, NEA Partners 15-OF, NEA 15, NEA 15-OF and a number of affiliated partnerships with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each Fund and each GPLP is a limited partnership organized under the laws of the State of Delaware. NEA 12 LLC and NEA 15 LLC are limited liability companies organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Prior to June 5, 2020 (the “Warrant Termination Date”), (i) NEA 12 held a certain warrant to purchase, subject to certain limitations, up to an aggregate of 560,748 shares of Common Stock (the “NEA 12 Warrant Shares”), (ii) NEA 15 held a certain warrant to purchase, subject to certain limitations, up to an aggregate of 420,561 shares of Common Stock (the “NEA 15 Warrant Shares”) and (iii) NEA 15-OF held a certain warrant to purchase, subject to certain limitations, up to an aggregate of 420,561 shares of Common Stock (the “NEA 15-OF Warrant Shares” and, together with the NEA 12 Warrant Shares and the NEA 15 Warrant Shares, the “Total Warrant Shares”). On the Warrant Termination Date, the right of the Funds to purchase the Total Warrant Shares expired by the terms of the applicable warrants and such right was not exercised by the Funds, in whole or in part, prior to such expiration. Furthermore, on June 10, 2020 (the “Distribution Date”) NEA 12 engaged in a stock distribution of 1,482,809 shares of the Issuer’s Common Stock to its partners for no consideration. NEA Partners 12 acquired 455,222 shares of the Issuer’s Common Stock as a result of the NEA 12 distribution and subsequently engaged in a stock distribution of 455,222 shares of the Issuer’s Common Stock to its partners for no consideration. NEA 12 now holds a total of 8,086,401 shares of the Issuer’s Common Stock (the “NEA 12 Shares”). NEA 15 also engaged in a stock distribution on the Distribution Date of 477,604 shares of the Issuer’s Common Stock to its partners for no consideration. NEA Partners 15 acquired 7,164 shares of the Issuer’s Common Stock as a result of the NEA 15 distribution and subsequently engaged in a stock distribution of 7,164 shares of the Issuer’s Common Stock to its partners for no consideration. NEA 15 now holds a total of 2,604,582 shares of the Issuer’s Common Stock (the “NEA 15 Shares”). NEA 15-OF also engaged in a stock distribution on the Distribution Date of 539,587 shares of the Issuer’s Common Stock to its partners for no consideration. NEA Partners 15-OF acquired 8,094 shares of the Issuer’s Common Stock as a result of the NEA 15-OF distribution and subsequently engaged in a stock distribution of 8,094 shares of the Issuer’s Common Stock to its partners for no consideration. NEA 15-OF now holds a total of 2,942,599 shares of the Issuer’s Common Stock (the “NEA 15-OF Shares”). Collectively, the Funds now hold a total of 13,633,582 shares of the Issuer’s Common Stock (the “Firm Shares”).

The working capital of NEA 12 was the source of the funds for the purchase of the NEA 12 Shares. The working capital of NEA 15 was the source of the funds for the purchase of the NEA 15 Shares. The working capital of NEA 15-OF was the source of the funds for the purchase of the NEA 15-OF Shares. No part of the purchase price of the Firm Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Firm Shares.

Item 4. Purpose of Transaction.

The Funds acquired the Firm Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Funds and other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 039697107	13D	Page 19 of 29 Pages

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

NEA 12 is the record owner of the NEA 12 Shares. As the sole general partner of NEA 12, NEA Partners 12 may be deemed to own beneficially the NEA 12 Shares. As the sole general partner of NEA Partners 12, NEA 12 LLC may be deemed to beneficially own the NEA 12 Shares. NEA 15 is the record owner of the NEA 15 Shares. As the sole general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. NEA 15-OF is the record owner of the NEA 15-OF Shares. As the sole general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 12, NEA 12 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 12 LLC and NEA 15 LLC, each of the Dual Managers may be deemed to own beneficially all of the Firm Shares. As a manager of NEA 12 LLC, Kerins may be deemed to own beneficially the NEA 12 Shares. As managers of NEA 15 LLC, each of Florence, Makhzoumi, Makower and Sonsini may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

CUSIP No. 039697107	13D	Page 20 of 29 Pages

As of the Distribution Date, Makower Family Trust u/a 5/6/97 (the “Makower Trust”) is the record owner of 340 shares of Common Stock (the “Makower Shares”). As a trustee of the Makower Trust, Makower may be deemed to own beneficially the Makower Shares in addition to the NEA 15 Shares and NEA 15-OF Shares.

As of the Distribution Date, Kerins is the record owner of 11,324 shares of Common Stock (the “Kerins Shares”). Accordingly, Kerins may be deemed to own beneficially the Kerins Shares in addition to the NEA 12 Shares.

As of the Distribution Date, Makhzoumi is the record owner of 1,209 shares of Common Stock (the “Makhzoumi Shares”). Accordingly, Makhzoumi may be deemed to own beneficially the Makhzoumi Shares in addition to the NEA 15 Shares and the NEA 15-OF Shares.

As of the Distribution Date, (i) the Blue Mountain Trust, dated April 29, 2019 (the “Blue Mountain Trust”) is the record owner of 14,258 shares of Common Stock (the “Blue Mountain Shares”), (ii) the Jennifer Ayer Sandell Rising River Trust, dated December 20, 2012 (the “Jennifer Rising River Trust”) is the record owner of 47 shares of Common Stock (the “Jennifer Trust Shares”) and (iii) the Scott Sandell Rising River Trust, dated December 20, 2012 (the “Scott Rising River Trust”) is the record owner of 47 shares of Common Stock (the “Scott Trust Shares”). As an affiliate of the Blue Mountain Trust, the Jennifer Rising River Trust and the Scott Rising River Trust, Sandell may be deemed to own beneficially the Blue Mountain Shares, the Jennifer Trust Shares and the Scott Trust Shares in addition to the Firm Shares.

As of the Distribution Date, (i) the Baskett Family Trust u/a dtd 10/12/10 (the “Baskett 2010 Trust”) is the record owner of 21,821 shares of Common Stock (the “Baskett 2010 Trust Shares”) and (ii) the Baskett-McKay Family Trust dtd 3/12/2014 (the “Baskett 2014 Trust”) is the record owner of 1,079 shares of Common Stock (the “Baskett 2014 Trust Shares” and, together with the Baskett 2010 Trust Shares, the “Baskett Trust Shares”). As a trustee of the Baskett 2010 Trust and the Baskett 2014 Trust, Baskett may be deemed to own beneficially the Baskett Trust Shares in addition to the Firm Shares.

As of the Distribution Date, the Peter & Diane Sonsini Family Trust dated January 17, 2007 (the “Sonsini Trust”) is the record owner of 3,858 shares of Common Stock (the “Sonsini Trust Shares”). As trustee of the Sonsini Trust, Sonsini may be deemed to own beneficially the Sonsini Trust Shares in addition to the NEA 15 Shares and the NEA 15-OF Shares.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by such Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated for each Reporting Person based on 89,056,759 shares of Common Stock (the “10-Q Shares”) reported to be outstanding on the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on May 7, 2020.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

CUSIP No. 039697107	13D	Page 21 of 29 Pages

(c)	Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)

Each of Barrett, Barris, Mott, Sakoda and Viswanathan has ceased to beneficially own 5% or more of the Issuer’s Common Stock as a result of ceasing to be managers of NEA 12 LLC or NEA 15 LLC, as applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

CUSIP No. 039697107	13D	Page 22 of 29 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 18th day of June, 2020.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:	NEA PARTNERS 12, Limited Partnership
General Partner

	By:	NEA 12 GP, LLC
General Partner

By: *
Scott D. Sandell
Manager

NEA PARTNERS 12, Limited Partnership

By:	NEA 12 GP, LLC
General Partner

By:	*
Scott D. Sandell
Manager

NEA 12 GP, LLC

By:	*
Scott D. Sandell
Manager

*
Forest Baskett

*
Patrick J. Kerins

*
Scott D. Sandell

CUSIP No. 039697107	13D	Page 23 of 29 Pages

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:	NEA PARTNERS 15, L.P.
General Partner

	By:	NEA 15 GP, LLC
General Partner

By: *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:	NEA 15 GP, LLC
General Partner

By:	*
Louis S. Citron
Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:	NEA PARTNERS 15-OF, L.P.
General Partner

	By:	NEA 15 GP, LLC
General Partner

By: *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:	NEA 15 GP, LLC
General Partner

By:	*
Louis S. Citron
Chief Legal Officer

NEA 15 GP, LLC

By:	*
Louis S. Citron
Chief Legal Officer

CUSIP No. 039697107	13D	Page 24 of 29 Pages

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Mohamad H. Makhzoumi

*
Joshua Makower

*
Scott D. Sandell

*
Peter W. Sonsini

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Amendment No. 6 to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

CUSIP No. 039697107	13D	Page 25 of 29 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Ardelyx, Inc.

EXECUTED this 18th day of June, 2020.

NEW ENTERPRISE ASSOCIATES 12, Limited Partnership

By:		NEA PARTNERS 12, Limited Partnership
General Partner

	By:	NEA 12 GP, LLC
General Partner

By: *
Scott D. Sandell
Manager

NEA PARTNERS 12, Limited Partnership

By:		NEA 12 GP, LLC
General Partner

By:		*
Scott D. Sandell
Manager

NEA 12 GP, LLC

By:		*
Scott D. Sandell
Manager

*
Forest Baskett

*
Patrick J. Kerins

*
Scott D. Sandell

CUSIP No. 039697107	13D	Page 26 of 29 Pages

NEW ENTERPRISE ASSOCIATES 15, L.P.

By:		NEA PARTNERS 15, L.P.
General Partner

	By:	NEA 15 GP, LLC
General Partner

By: *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15, L.P.

By:		NEA 15 GP, LLC
General Partner

By:		*
Louis S. Citron
Chief Legal Officer

NEA 15 OPPORTUNITY FUND, L.P.

By:		NEA PARTNERS 15-OF, L.P.
General Partner

	By:	NEA 15 GP, LLC
General Partner

By: *
Louis S. Citron
Chief Legal Officer

NEA PARTNERS 15-OF, L.P.

By:		NEA 15 GP, LLC
General Partner

By:		*
Louis S. Citron
Chief Legal Officer

NEA 15 GP, LLC

By:		*
Louis S. Citron
Chief Legal Officer

CUSIP No. 039697107	13D	Page 27 of 29 Pages

*
Forest Baskett

*
Anthony A. Florence, Jr.

*
Mohamad H. Makhzoumi

*
Joshua Makower

*
Scott D. Sandell

*
Peter W. Sonsini

*/s/ Sasha O. Keough
Sasha O. Keough
As attorney-in-fact

This Agreement relating to Schedule 13D was executed by Sasha O. Keough on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached hereto as Exhibit 2.

CUSIP No. 039697107	13D	Page 28 of 29 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Louis S. Citron, Timothy Schaller, Sasha Keough and Stephanie Brecher, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his or her capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his or her substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 13th day of March, 2017.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Ali Behbahani
Ali Behbahani

/s/ Colin Bryant
Colin Bryant

/s/ Carmen Chang
Carmen Chang

/s/ Anthony A. Florence, Jr.
Anthony A. Florence, Jr.

/s/ Carol G. Gallagher
Carol G. Gallagher

/s/ Dayna Grayson
Dayna Grayson

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ P. Justin Klein
P. Justin Klein

CUSIP No. 039697107	13D	Page 29 of 29 Pages

/s/ Vanessa Larco
Vanessa Larco

/s/ Joshua Makower
Joshua Makower

/s/ Mohamad H. Makhzoumi
Mohamad H. Makhzoumi

/s/ Edward T. Mathers
Edward T. Mathers

/s/ David M. Mott
David M. Mott

/s/ Sara M. Nayeem
Sara M. Nayeem

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Gregory Papadopoulos
Gregory Papadopoulos

/s/ Chetan Puttagunta
Chetan Puttagunta

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ A. Brooke Seawell
A. Brooke Seawell

/s/ Peter W. Sonsini
Peter W. Sonsini

/s/ Melissa Taunton
Melissa Taunton

/s/ Frank M. Torti
Frank M. Torti

/s/ Ravi Viswanathan
Ravi Viswanathan

/s/ Paul E. Walker
Paul E. Walker

/s/ Rick Yang
Rick Yang